UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 1999

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                          Commission File Number 1-123



       A.  Full Title of Plan:
            Hartmann Employee Savings and Investment Plan

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Accountants                                     2

Financial Statements:

 Statement of Net Assets Available for Benefits,
    December 31, 1999 and 1998                                        3

 Statement of Changes in Net Assets Available for Benefits
    for the years ended December 31, 1999 and 1998                    4

Notes to Financial Statements                                        5-9

Supplemental Schedules:

 Schedule of Assets Held for Investment Purposes at End of Year,
    December 31, 1999                                                10

 Schedule of Reportable Transactions for the Year Ended
    December 31, 1999                                                11

Signatures                                                           12

Consent of Independent Accountants                                   13

                        Report of Independent Accountants


To the Employee Benefits Committee
Brown-Forman Corporation

Hartmann Employee
    Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hartmann Employee Savings and Investment Plan (the Plan) at December 31, 1999 and 1998 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
    May 12, 2000

                  Hartmann Employee Savings and Investment Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 1999 and 1998

                                                          1999                                            1998
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Investments, at fair value:
   Mutual funds                       $ 5,899,126             --       $ 5,899,126    $ 3,787,943             --        $ 3,787,943
   Investment contract and
    money market portfolios             2,358,562             --         2,358,562      2,746,922             --          2,746,922
   Brown-Forman Corporation
    Class B common stock                   32,306         $ 328,786        361,092          --            $ 481,049         481,049
   Loans to participants                  278,089             --           278,089        310,810             --            310,810
                                      -----------    --------------    -----------    -----------    --------------     -----------
                                        8,563,083           328,786      8,896,869      6,845,675           481,049       7,326,724
Employers' contributions receivable        66,054             --            66,054         60,404             --             60,404
Employees' contributions receivable        41,694             --            41,694         36,737             --             36,737
                                      -----------    --------------    -----------    -----------    --------------     -----------
Net assets available for benefits     $ 8,675,831         $ 328,786    $ 9,004,617    $ 6,942,816         $ 481,049     $ 7,423,865
                                      ===========    ==============    ===========    ===========    ==============     ===========

    The accompanying notes are an integral part of the financial statements.

                  Hartmann Employee Savings and Investment Plan
           Statements of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 1999 and 1998

                                                          1999                                            1998
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Additions:
   Contributions:
      Employer                        $   232,846             --       $   232,846    $   243,942             --        $   243,942
      Employee                            474,655             --           474,655        527,727             --            527,727
                                      -----------    --------------    -----------    -----------     -------------     -----------
                                          707,501             --           707,501        771,669             --            771,669

   Interest income                        163,774             --           163,774        167,205             --            167,205
   Dividend income                         49,623          $  7,186         56,809         35,165          $  7,367          42,532
   Net appreciation in fair value       1,229,111             --         1,229,111        700,353           131,752         832,105
   Net transfers from Lenox,
    Incorporated Employee Savings
    and Investment Plan                    38,601             --            38,601          --                --              --
   Net transfers from Lenox,
    Incorporated Retail Savings
    and Investment Plan                     1,326             --             1,326          --                --              --
   Net transfers from Brown-Forman
    Corporation Savings Plan              107,894             --           107,894          --                --              --
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total additions                   2,297,830             7,186      2,305,016      1,674,392           139,119       1,813,511
                                      -----------    --------------    -----------    -----------    --------------     -----------

Deductions:
   Withdrawals by particpants             564,815            38,461        603,276      1,103,193            27,477       1,130,670
   Net depreciation in fair value           --              120,988        120,988          --                --              --
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total deductions                    564,815           159,449        724,264      1,103,193            27,477       1,130,670
                                      -----------    --------------    -----------    -----------    --------------     -----------

Net increase (decrease)                 1,733,015          (152,263)     1,580,752        571,199           111,642         682,841

Net assets available for benefits:
   Beginning of year                    6,942,816           481,049      7,423,865      6,371,617           369,407       6,741,024
                                      -----------    --------------    -----------    -----------    --------------     -----------

   End of year                        $ 8,675,831          $328,786    $ 9,004,617    $ 6,942,816          $481,049     $ 7,423,865
                                      ===========    ==============    ===========    ===========    ==============     ===========

    The accompanying notes are an integral part of the financial statements.

                  Hartmann Employee Savings and Investment Plan
                         Notes to Financial Statements

 1.    Description of Plan:

       The sponsor of the Hartmann Employee Savings and Investment Plan
       (the Plan), Brown-Forman Corporation (the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor's operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage and, through the Lenox, Incorporated division, the manufacture and sale of china, crystal and silver.

       The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

       a. General: The Plan is a defined contribution plan covering substantially all salaried employees of Hartmann Luggage Company (the Company). Certain employees of the Company who were participants in the Lenox, Incorporated Employee Savings and Investment Plan or the Lenox, Incorporated Retail Savings and Investment Plan on
          September 30, 1997 became participants in this Plan as soon as administratively feasible after May 1, 1997, the Plan's inception date. An employee becomes eligible to participate in the Plan after completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       b. Contributions: Employees may contribute to the Plan an amount of not less than 2% nor more than 15% of their annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation in effect for the calendar year, currently $10,000. New employees may transfer assets from their former employers' qualified plans to the Plan, but cannot make any further contributions until they meet the eligibility requirements to participate in the Plan.

          For nonretail employees, the Company's matching contribution is equal to 75% of the participant's elective deferral for the first 5% of the participant's annual compensation. For retail employees, the Company's matching contribution is equal to 50% of the participant's elective deferral for the first 2% of annual compensation and an additional 25% of the remainder of the participant's elective deferral up to 10% of annual compensation.

          The Company also makes a Company Retirement (CORE) contribution to each salaried employee of the retail division who is employed on the last day of the plan year, except those employees at the plant location in Lebanon, Tennessee, in an amount equal to 3% of the employee's eligible compensation during the year.

          Each participant's account is credited with the participant's contribution and an allocation of (i) the Company's matching contribution on a quarterly basis, and (ii) plan earnings on a daily basis, and (iii) the CORE contribution on an annual basis. Allocations are based on the participants' contributions and compensation as defined in the Plan. The total annual additions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $30,000, or (ii) 25% of the participant's compensation in the plan year. Additional maximum limits exist if the employee participates in a qualified defined benefit plan maintained by the Company. Forfeited balances of terminated participants' nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future company contributions. The forfeited balances totaled $5,640 and $548 for 1999 and 1998, respectively.

          Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers ten mutual funds, one investment contract portfolio, and the Brown-Forman Corporation Class B common stock fund as investment options to participants.

       c. Paysop Fund: This nonparticipant directed fund consists of company contributions of Class B nonvoting common stock of Brown-Forman Corporation. Contributions for any plan year were limited to one-half of one percent of the annual compensation of all employees covered by the Plan; however, the Company is no longer contributing to this fund. This fund will be eliminated when all stock allocated to participants is withdrawn.

       d. Vesting: Participants are immediately vested in their employee contributions plus actual earnings thereon. An employee becomes 100% vested in the CORE contribution after five years of service with the Company. Vesting in the Company's contribution is 25% per year of continuous service with the Company. Participants will become 100% vested in their company contributions account in case of death, normal retirement, or total and permanent disability.

       e. Withdrawals: Upon termination of service, a participant can elect to transfer his vested interest in the participant directed portion of the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account, or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is less than $3,500, a lump-sum distribution will be made. Effective January 1, 1999, the involuntary cash-out limit was increased to $5,000. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment. Upon approval of the Employee Benefits Committee, a participant may also withdraw vested interest of the participant directed funds in the case of financial hardship under guidelines promulgated by the Internal Revenue Service.

          The distribution to a terminated participant is based on the market value of his vested interest in the Plan on the valuation date available immediately preceding the date of the benefit payment.

          Withdrawals of the Paysop Fund benefits can be made in cash or a single payment of the related common stock. If payment in common stock is elected, fractional shares are paid in cash.

          In addition, a participant may request permission from the plan administrator to borrow a portion of such participant's vested accrued benefit under the Plan. Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Participants do not share in the earnings from the Plan's investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the participant's account.

 2.    Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       b. Valuation of Investments: Investment contract and money market portfolios are valued at cost which approximates fair value. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the period. Mutual funds are valued at their net asset value per share as quoted by the National Association of Securities Dealers. Participant loans are valued at cost which approximates fair value. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price.

          The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

       c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

 3.    Investments:

       The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                    December 31
                                           --------------------------------------------------------------
                                                       1999                              1998
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------     ----------      -------------     ----------

       Mutual funds, investment contract
        portfolio and stock fund:
          Janus Enterprise Fund                   8,290     $   635,578             --              --
          Janus Worldwide Fund                    9,370         716,094             5,636     $   266,904
          Fidelity Magellan Fund                 20,235       2,764,686            16,994       2,053,214
          Fidelity Equity-Income Fund            13,696         732,470            16,910         939,340
          Fidelity Growth Company                 9,048         762,776             3,395         173,188
          Managed Income Portfolio            2,033,361       2,033,361         2,376,535       2,376,535
          Brown-Forman Corporation Class B
           Common Stock Fund                      3,394          32,306             --              --
          Other investments                     336,898         890,812           389,373       1,036,494
                                                             ----------                        ----------
                                                              8,568,083                         6,845,675

       Common stock:
          Brown-Forman Corporation
           Class B common stock*                 34,536         328,786             6,356         481,049
                                                             ----------                        ----------
                                                            $ 8,896,869                       $ 7,326,724
                                                             ==========                        ==========
          *Nonparticipant directed

       During 1999 and 1998, the Plan's investments, including investments bought, sold, and held during the year, appreciated in value as follows:

                                            1999                1998
                                         ----------          ----------
       Mutual funds                     $ 1,238,323         $   700,353
       Brown-Forman Corporation
        Class B common stock               (130,200)            131,752
                                         ----------          ----------
                                        $ 1,108,123         $   832,105
                                         ==========          ==========

 4.    Tax Status:

       The Internal Revenue Service has determined, and informed the Company by a letter dated June 10, 1999, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


 5.    Plan Termination:

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


 6.    Related Party Transactions:

       Certain administrative costs incurred by the Plan are paid by the Company.

                  Hartmann Employee Savings and Investment Plan
                            Plan #018 EIN #61-0143150
                             Schedule H, Line 4i --
         Schedule of Assets Held for Investment Purposes at End of Year
                                December 31, 1999


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,                       Current
  Lessor or Similar Party          Collateral, Par or Maturity Value          Cost         Value
----------------------------      -----------------------------------       --------    -----------

PBHG Growth Fund                Mutual fund, variable rate and maturity        --       $   142,321
Janus Enterprise Fund           Mutual fund, variable rate and maturity        --           635,578
Janus Worldwide Fund            Mutual fund, variable rate and maturity        --           716,094
PIMCO Total Return Fund         Mutual fund, variable rate and maturity        --            17,028
Fidelity Magellan Fund*         Mutual fund, variable rate and maturity        --         2,764,686
Fidelity Equity-Income Fund*    Mutual fund, variable rate and maturity        --           732,470
Fidelity Growth Company Fund*   Mutual fund, variable rate and maturity        --           762,776
Fidelity Asset Manager*         Mutual fund, variable rate and maturity        --           128,173
Fidelity Retirement Money       Money market portfolio, variable rate
 Market Portfolio*               and maturity                                  --           325,201
Managed Income Portfolio*       Investment contract portfolio, variable
                                 rate and maturity                             --         2,033,361
Brown-Forman Corporation*       Class B common stock fund                      --            32,306
Brown-Forman Corporation*       Class B common stock                        $330,196        328,786
Participant loans*              Loans, 8%-10% rates, variable maturity         --           278,089
                                                                                        -----------
                                                                                        $ 8,896,869
                                                                                        ===========

*Party-in-interest to the Plan


                  Hartmann Employee Savings and Investment Plan
                            Plan #018 EIN #61-0143150
                             Schedule H, Line 4j --
                       Schedule of Reportable Transactions
                      For the Year Ended December 31, 1999


                                                                                  Expense                  Current Value
                                                  Purchase  Selling   Lease    Incurred with   Cost of      of Asset on     Net Gain
Identity of Party Involved  Description of Asset   Price     Price    Rental    Transaction     Asset    Transaction Date    (Loss)
--------------------------  --------------------  --------  -------   ------   -------------   -------   ----------------   --------

No reportable transactions.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Hartmann Employee Savings and Investment Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.


HARTMANN EMPLOYEE SAVINGS AND INVESTMENT PLAN

BY:



/s/ Steven B. Ratoff
Steven B. Ratoff
Executive Vice President and
Chief Financial Officer
(On behalf of the Principal and
as Principal Financial Officer)

June 23, 2000